Exhibit (a)(5)(xiii)

Viston United Swiss AG Varies and Adds Conditions and Extends All-Cash Offer to Acquire Petroteq Energy Inc.

•	Offeror will mail and file a notice of variation and extension varying and adding certain conditions to the Offer

•	Time for acceptance of the Offer has been extended to July 22, 2022

TORONTO, June 17, 2022 – Viston United Swiss AG (“Viston”), together with its indirect, wholly-owned subsidiary, 2869889 Ontario Inc. (the “Offeror”) today announced that it is varying and adding certain conditions to, and extending the time for acceptance of, the Offeror’s all-cash offer (the “Offer”) to acquire all of the issued and outstanding common shares (“Common Shares”) of Petroteq Energy Inc. (“Petroteq”) (TSX-V: PQE; OTC: PQEFF; FSE: PQCF) to 5:00 p.m. (Toronto time) on July 22, 2022 (the “Expiry Time”). The Offeror will mail a notice of variation and extension dated June 17, 2022 (the “Notice of Variation and Extension”) to the registered shareholders of Petroteq and will file the Notice of Variation and Extension on Petroteq’s SEDAR profile at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Background

The Notice of Variation and Extension is being prepared to address the following developments:

•

On June 13, 2022, the United States Securities and Exchange Commission (the “SEC”) issued an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing (the “SEC Order”) against Petroteq and Aleksandr Blyumkin, as respondents. The SEC Order discloses, among other things, that in anticipation of the institution of these proceedings, the respondents submitted offers of settlement which the SEC has determined to accept. The SEC imposes significant sanctions agreed to in the respondents’ offers, including that Petroteq shall pay civil penalties of US$1 million to the SEC in four equal instalments over a 12-month period and that Petroteq shall comply with significant compliance undertakings. A copy of the SEC Order is available at www.sec.gov.

On June 14, 2022, Petroteq announced that it and its former officer and director, Alex Blyumkin, had reached a settlement with the SEC to fully resolve an investigation into certain violations by Petroteq and Mr. Blyumkin. Among other things, Petroteq disclosed that pursuant to the terms of the settlement, Petroteq has undertaken to: (i) within 90 days, remediate and correct (A) any material weaknesses in its disclosure controls and procedures and its internal control over financial reporting, including those identified in its Form 10-K filed with the SEC for Petroteq’s fiscal year 2021 and those identified in writing by its independent auditor, and (B) any material misstatements and omissions in Petroteq’s prior Forms 10-K and 10-Q filings with the SEC, including those outlined in the SEC Order; and (ii) retain an independent consultant (“Independent Consultant”) to conduct a comprehensive review of the items identified in (i) above. In addition, within 120 days, the Independent Consultant shall deliver a written report to Petroteq and the SEC.

Given the seriousness of the SEC Order and the limited time to assess the implications of it before the June 17, 2022 expiry date, in connection with the extension of the Expiry Time the Offeror has determined to vary the Offer to add the SEC Order Conditions, as well as the Petroteq Shareholder Meeting Condition and the CEO Search Condition (each as defined and described below).

•

On June 2, 2022, Petroteq announced a private placement for gross proceeds of up to US$2.5 million (the “Private Placement”). The closing of the Private Placement will exceed the threshold in the No Change in Capitalization Condition (as such term is defined in the First Notice of Variation and Extension dated February 1, 2022, a copy of which is available under Petroteq’s SEDAR profile at www.sedar.com) of 795,000,000 issued and outstanding Common Shares on a fully-diluted basis. On the basis that Petroteq is in need of cash for operational matters and hence the Private Placement is necessary, and that going forward if Petroteq requires additional financing it intends to contact Viston first and give Viston the opportunity to provide any such financing, the Offeror is prepared to vary the No Change in Capitalization Condition to accommodate the Private Placement.

•

On May 24, 2022, the United States Department of the Treasury notified the Offeror that the voluntary notice filed by the Offeror and Petroteq (the “Notice”) seeking clearance (the “Clearance”) has been accepted by the Committee on Foreign Investment in the United States (“CFIUS”) for review, that the 45 day notice review period commenced on May 24, 2022 and that the review will conclude no later than July 7, 2022.

•

On May 13, 2022, a notice of meeting was filed on SEDAR by Petroteq’s transfer agent, Computershare, for an annual general and special meeting of shareholders to be held on July 21, 2022 (the “Petroteq Shareholder Meeting”). While Petroteq had confirmed to Viston that it intended to consult with Viston on the business of the Petroteq Shareholder Meeting, including the election of directors and any special business to ensure that such matters will not prejudice the Offer, including completion of the Offer and related transition planning, it has not done so and has instead filed materials on SEDAR on June 15, 2022. The Offeror had already intended to extend the Offer so that the expiry time would occur following the Petroteq Shareholder Meeting and now the Offeror has determined to vary the Offer to add the Petroteq Shareholder Meeting Condition (as defined and described below).

Notice of Variation and Extension

The Offeror will mail and file the Notice of Variation and Extension to the registered shareholders of Petroteq.

(a) Variation of No Change in Capitalization Condition

The Offeror is increasing the threshold under the No Change in Capitalization Condition to 811,000,000 issued and outstanding Common Shares on a fully-diluted basis to accommodate the Private Placement.

(b) New Conditions as a Result of Recent Developments

In addition, the Offeror has been concerned about the Petroteq Shareholder Meeting and the recruitment and hiring of a Chief Executive Officer (the “CEO Search”), as well as the Private Placement. Notwithstanding Petroteq’s confirmation of its intention to consult with Viston on the business of the Petroteq Shareholder Meeting, Petroteq has not done so and has instead filed materials on SEDAR on June 15, 2022. Further, Petroteq did not disclose anything to Viston regarding the SEC Order in the course of its discussions with Viston referenced in their press releases dated June 10, 2022. While Viston publicly expressed its intention to vary the No Change in Capitalization Condition and extend the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on July 22, 2022, the Offeror did so without the knowledge of the SEC Order. Given the seriousness of the SEC Order and the limited time to assess the implications of it before the June 17, 2022 expiry date, as well as the uncertainty regarding Petroteq’s intentions relating to the Petroteq Shareholder Meeting and CEO Search, the Offeror has determined to add the following new conditions to Section 4 of the Original Offer to Purchase entitled “Conditions of the Offer”:

“(m) (i) no matters shall have been approved or adopted by Shareholders at Petroteq’s annual and special meeting of shareholders to be held on July 21, 2022 or at any adjournments or postponements thereof (the “Meeting”) other than those included in the Notice of Annual and Special Meeting of Shareholders dated June 3, 2022 and filed on SEDAR on June 15, 2022; (ii) Petroteq shall not issue any securities under the 2022 Equity Incentive Plan (as such term is defined in Petroteq’s management information circular dated June 3, 2022 and filed on SEDAR on June 15, 2022 in connection with the Meeting (the “Circular”)), if approved by Shareholders at the Meeting, without the prior written consent of the Offeror; and (iii) Petroteq shall not implement the Consolidation (as such term is defined in the Circular), if approved by Shareholders at the Meeting, without the prior written consent of the Offeror;

(n) (i) Petroteq shall have consulted with and involved the Offeror in the recruitment and hiring of a new Chief Executive Officer (“CEO”) to the Offeror’s reasonable satisfaction, (ii) prior to hiring a new CEO, if any, Petroteq shall have obtained the Offeror’s prior written consent to ensure that the selected CEO, if any, is satisfactory to the Offeror, and (iii) Petroteq shall not have entered into any employment or similar agreement with any employee, including the new CEO, if any, containing any change of control or severance provisions, without the prior written consent of the Offeror;

(o) the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information and data underlying and relating to the Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing issued by the SEC on June 13, 2022 (the “SEC Order”) and any interactions with any other securities regulatory authority (such as the Ontario Securities Commission) or stock exchange (such as the TSX-V), including without limitation unrestricted access to Petroteq’s legal counsel involved in these matters, to the Regulatory Oversight and Advisory Committee and to the SEC and such other securities regulatory authorities and stock exchanges, and the Offeror shall be reasonably satisfied upon completion of its review of such information and data, that such information and data does not reveal a change, event, occurrence or state of facts that is or would reasonably be expected to (i) expose Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) to material liability for violations of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity), (ii) impose a material burden on Petroteq’s ability to engage in its business as currently conducted or to raise future capital, or (iii) impair, in any material manner, the ability of Viston and the Offeror to implement and execute their plans for Petroteq’s business following the acquisition of Common Shares pursuant to the Offer; and

(p) other than as disclosed in the SEC Order, none of Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) shall have violated, or be the subject of any allegation or investigation with respect to the violation of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity).”

These new conditions are referred to as the “Petroteq Shareholder Meeting Condition” for subsection (m), the “CEO Search Condition” for subsection (n) and for subsections (o) and (p) collectively, the “SEC Order Conditions”, respectively.

For clarity, the Offeror’s current position is that it does not consent to the adoption of the 2022 Equity Incentive Plan or Consolidation (each as defined in Petroteq’s management information circular dated June 3, 2022 and filed on SEDAR on June 15, 2022 in connection with the Petroteq Shareholder Meeting). If the Offeror changes its position on these matters and provides written consent to Petroteq on either or both of these matters as provided in the Petroteq Shareholder Meeting Condition, the Offeror will issue a press release confirming such consent.

For further clarity, in extending the Offer as discussed below, the Offeror is not waiving any of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, particularly the conditions in subsections (b), (e) and (l).

(c) Extension of Time for Acceptance

The Offeror is extending the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on July 22, 2022 in order to allow additional time for the Clearance to be granted, thereby satisfying one of the conditions to the Offer, and so that the expiry time will occur following the Petroteq Shareholder Meeting. The Offer is also being extended to allow the Offeror time to assess the implications of the SEC Order.

If any of the conditions to the Offer have not been satisfied by the Expiry Time (including in particular, if the CFIUS Clearance has not been obtained by the Expiry Time or if the No Change in Capitalization Condition, the Petroteq Shareholder Meeting Condition, the CEO Search Condition or the SEC Order Conditions have not been satisfied by the Expiry Time), the Offeror may extend the Offer through one or more extensions until the date on which the conditions to the Offer have been satisfied or the Offeror may withdraw the Offer.

Except for the variation and extension of the Offer as described above, all other terms and conditions of the Offer continue to remain in effect and unchanged.

Common Shares Tendered to Offer

Kingsdale Advisors, the Depositary and Information Agent for the Offer, has advised the Offeror that, as of 5:00 p.m. (Toronto time) on June 15, 2022, approximately 540,103,247 Common Shares had been validly tendered to the Offer and had not been validly withdrawn. Based on Viston’s understanding of the share capitalization of Petroteq1, the tendered Common Shares represent approximately 70.298% of the currently issued and outstanding Common Shares, and approximately 68.465% of the Common Shares, measured on a fully diluted basis.2

Holders of Common Shares who have previously validly tendered and not withdrawn their shares do not need to re-tender their Common Shares or take any other action in response to the extension of the Offer.

Summary of Offer Details

Viston reminds Shareholders of the following key terms and conditions of the Offer:

•

Shareholders will receive C$0.74 in cash for each Common Share. The Offer represents a significant premium of approximately 279% based on the closing price of C$0.195 per Common Share on the TSX-V on August 6, 2021, being the last trading day prior to the issuance of a cease trade order by the Ontario Securities Commission at which time the TSX-V halted trading in the Common Shares. The Offer also represents a premium of approximately 1,032% to the volume weighted average trading price of C$0.065 per Common Share on the TSX-V for the 52-weeks preceding the German voluntary public purchase offer in April 2021.

•	The Offer is expressed in Canadian dollars but Shareholders may elect to receive their consideration in the U.S. dollar equivalent amount.

•	The Offer is open for acceptance until 5:00 p.m. (Toronto time) on July 22, 2022, unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

•

Registered Shareholders may tender by sending their completed Letter of Transmittal, share certificates or DRS statements and any other required documents to Kingsdale, as Depositary and Information Agent. Registered Shareholders are encouraged to contact Kingsdale promptly to receive guidance on the requirements and assistance with tendering.

•	Beneficial Shareholders should provide tender instructions and currency elections to their financial intermediary. Beneficial Shareholders may also contact Kingsdale for assistance.

•

The Offer is subject to specified conditions being satisfied or waived by the Offeror. These conditions include, without limitation: the Canadian statutory minimum tender condition of at least 50% +1 of the outstanding Common Shares being validly deposited under the Offer and not withdrawn (this condition cannot be waived); at least 50% +1 of the outstanding Common Shares on a fully diluted basis being validly deposited under the Offer and not withdrawn; the Offeror having determined, in its reasonable judgment,

[1]

According to a certificate of issued and outstanding Common Shares dated June 15, 2022 prepared by Petroteq’s transfer agent, Computershare, provided to Viston by Petroteq’s Canadian legal counsel on June 15, 2022, there were 768,301,292 Common Shares issued and outstanding as of June 14, 2022.

[2]

According to Petroteq’s Management’s Discussion and Analysis for the Three and Six Months Ended February 28, 2022 and 2021 as filed on SEDAR on April 29, 2022 there are 788,867,086 Common Shares outstanding on a fully diluted basis.

that no Material Adverse Effect exists; and receipt of all necessary regulatory approvals. Assuming that the statutory minimum tender condition is met and all other conditions are met or waived, the Depositary will pay Shareholders promptly following the public announcement of take-up and pay.

For More Information and How to Tender Shares to the Offer

Shareholders who hold Common Shares through a broker or intermediary should promptly contact them directly and provide their instructions to tender to the Offer, including any U.S. dollar currency election. Taking no action and not accepting the Offer comes with significant risks of shareholder dilution and constrained share prices. The deadline for Shareholders to tender their shares is 5:00 p.m. (Toronto time) on July 22, 2022.

For assistance or to ask any questions, Shareholders should visit www.petroteqoffer.com or contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

Advisors

The Offeror has engaged Gowling WLG (Canada) LLP to advise on certain Canadian legal matters and Dorsey & Whitney LLP to advise on certain U.S. legal matters. Kingsdale Advisors is acting as Information Agent and Depositary.

About the Offeror

The Offeror is an indirect, wholly-owned subsidiary of Viston, a Swiss company limited by shares (AG) established in 2008 under the laws of Switzerland. The Offeror was established on September 28, 2021 under the laws of the Province of Ontario. The Offeror’s registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1G5. The registered and head office of Viston is located at Haggenstreet 9, 9014 St. Gallen, Switzerland.

Viston was created to invest in renewable energies and clean technologies, as well as in the environmental protection industry. Viston aims to foster innovative technologies, environmentally-friendly and clean fossil fuels and to help shape the future of energy. Since October 2008, Viston has undertaken its research, development and transfer initiatives in Saint Gallen, Switzerland. Viston has been working to optimize and adapt these technologies to current market requirements to create well-engineered products. Viston’s work also includes the determination of technical and economic risks, as well as the search for financing opportunities.

Caution Regarding Forward-Looking Statements

Certain statements contained in this news release contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “plans”, “expects”, “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to a further variation of and/or extension of the time for acceptance of the Offer; the expectations regarding the process for, and timing of, obtaining regulatory approvals; expectations relating to the Offer; estimations regarding the issued and outstanding Common Shares, including as measured on a fully-diluted basis; and the satisfaction or waiver of the conditions to consummate the Offer.

Although the Offeror and Viston believe that the expectations reflected in such forward-looking information are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking information, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Offeror or the completion of the Offer to differ materially from any future results, performance or achievements expressed or implied by such forward-looking information include, among other things, the ultimate outcome of any possible transaction between Viston and Petroteq, including the possibility that Petroteq will not accept a transaction with Viston or enter into discussions regarding a possible transaction, actions taken by Petroteq, actions taken by security holders of Petroteq in respect of the Offer, that the conditions of the Offer may not be satisfied or waived by Viston at the expiry of the Offer period, the ability of the Offeror to acquire 100% of the Common Shares through the Offer, the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary shareholder approvals, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Offer transaction or any subsequent transaction, competitive responses to the announcement or completion of the Offer, unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, exchange rate risk related to the financing arrangements, litigation relating to the proposed transaction, the inability to engage or retain key personnel, any changes in general economic and/or industry-specific conditions, industry risk, risks inherent in the running of the business of the Offeror or its affiliates, legislative or regulatory changes, Petroteq’s structure and its tax treatment, competition in the oil & gas industry, obtaining necessary approvals, financial leverage for additional funding requirements, capital requirements for growth, interest rates, dependence on skilled staff, labour disruptions, geographical concentration, credit risk, liquidity risk, changes in capital or securities markets and that there are no inaccuracies or material omissions in Petroteq’s publicly available information, and that Petroteq has not disclosed events which may have occurred or which may affect the significance or accuracy of such information. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Offeror’s forward-looking information. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond the Offeror’s ability to control or estimate precisely. Consequently, there can be no assurance that the actual results or developments anticipated by the Offeror will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Offeror, its future results and performance.

Forward-looking information in this news release is based on the Offeror and Viston’s beliefs and opinions at the time the information is given, and there should be no expectation that this forward-looking information will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and each of the Offeror and Viston disavows and disclaims any obligation to do so except as required by applicable Law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Petroteq.

Unless otherwise indicated, the information concerning Petroteq contained herein has been taken from or is based upon Petroteq’s and other publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer. Although the Offeror and Viston have no knowledge that would indicate that any statements contained herein relating to Petroteq, taken from or based on such documents and records are untrue or incomplete, neither the Offeror, Viston nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information, or for any failure by Petroteq to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror and Viston.

Additional Information

This news release relates to a tender offer which Viston, through the Offeror, has made to Shareholders. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase and Circular, the Notice of Variation and Extension dated February 1, 2022, the Second Notice of Extension dated February 24,

2022, the Third Notice of Extension dated April 14, 2022, the Fourth Notice of Variation and Extension, the letter of transmittal and other related offer documents) initially filed by Viston on October 25, 2021, as subsequently amended. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the Offer. Subject to future developments, Viston (and, if applicable, Petroteq) may file additional documents with the Securities and Exchange Commission (the “SEC”). This press release is not a substitute for any tender offer statement, recommendation statement or other document Viston and/or Petroteq may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Petroteq are urged to read the tender offer statement (including the Offer to Purchase and Circular, the Notice of Variation and Extension dated February 1, 2022, the Second Notice of Extension dated February 24, 2022, the Third Notice of Extension dated April 14, 2022, the Fourth Notice of Variation and Extension, the letter of transmittal and other related offer documents) and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Viston through the web site maintained by the SEC at www.sec.gov or by contacting Kingsdale Advisors, the Information Agent and Depositary in connection with the offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

For More Information

Media inquiries:

Hyunjoo Kim

Vice President, Strategic Communications and Marketing

Kingsdale Advisors,

Direct: 416-867-2357

hkim@kingsdaleadvisors.com

For assistance in depositing Petroteq Common Shares to the Offer, please contact:

Kingsdale Advisors

130 King Street West, Suite 2950

Toronto, ON M5X 1E2

North American Toll Free: 1-866-581-1024

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

www.petroteqoffer.com